MUNIYIELD NEW YORK INSURED FUND, INC.

FILE # 811-6500

ATTACHMENT 77O

TRADE DATE	DESCRIPTION OF SECURITY	ISSUE SIZE	AMOUNT PURCHASED	MEMBER OF UNDERWRITING SYNDICATE FROM WHOM FUND PURCHASED
4/12/00	NYC TFA 5.875 11/1/16	$573,405,000	$5,000,000	Morgan Stanley
4/12/00	NYC TFA 5.875 11/1/15	$573,405,000	$7,000,000	Morgan Stanley
4/28/00	NYS Dorm Auth Mt. Sinai 6.625 7/1/18	$449,940,000	$15,000,000	Goldman Sachs
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